EXHIBIT 99.1

Standard Lithium Reports Results for Six Month Fiscal Period Ended December 31, 2024

VANCOUVER, British Columbia, March 24, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI), a leading near-commercial lithium company, today announced its financial and operating results for the six month fiscal period ended December 31, 2024.

“The last year has been crucial for the Company as we move ever closer to a final investment decision, construction, and subsequent production at the South West Arkansas project, and continue to expand our leasehold footprint in East Texas. Our goal as we exited 2024 was to prioritize, focus, and execute, and we continue to do just that,” said David Park, Chief Executive Officer and Director of Standard Lithium. “We closed on our $225 million grant from the U.S. Department of Energy, which is a testament to the caliber of our South West Arkansas project. We completed a drilling program, conducting extensive reservoir testing that demonstrated better reservoir properties than what was previously assumed in our PFS. We also successfully completed the derisking of our DLE technology through pilot field testing, producing results that exceeded expectations and providing samples that may later be used in the qualification process for offtake discussions. With FEED and DFS taking shape and nearing completion in the summer, and preliminary offtake and financing discussions underway, we continue to press on towards a final investment decision at South West Arkansas, and continue to expand our presence in East Texas, as we move towards the preparation of a maiden inferred resource report and further project definition on that asset.”

Highlights Subsequent to the Six Month Fiscal Period Ended December 31, 2024

All amounts are in US dollars unless otherwise indicated.

  Finalized $225 million grant from the U.S. Department of Energy (“DOE”) for the South West Arkansas Project. The grant will support construction of Phase 1 of the South West Arkansas (“SWA”) project. The SWA project is expected to be one of the world’s first commercial-scale Direct Lithium Extraction (“DLE”) facilities.
  Undertook extensive field and reservoir testing program at SWA project.   Completed drilling of new well and multiple well re-entries into the Smackover Formation to conduct detailed reservoir testing and brine sampling work.
  Completed final test of field-pilot plant at SWA project. In partnership with Koch Technology Solutions, successfully operated a field-pilot plant at SWA project as final DLE derisking step prior to commercialization. Lithium recovery far exceeded design criteria, with over 99% recovery from brine sourced from the project’s International Paper Company well.
  Launch of Smackover Lithium. On January 29, 2025, at a community townhall in Stamps, AR, the Company and Equinor announced Smackover Lithium as the new name for their joint venture developing DLE projects in Southwest Arkansas and East Texas.
  Continued Strategic additions to board of directors. The Company announced on March 19, 2025 the appointment of Karen G. Narwold, as an independent member of its board of directors.

Highlights From Six Month Fiscal Period Ended December 31, 2024

  Entered into a license agreement (“Agreement”) with Koch Technology Solutions (“KTS”) to deploy and use KTS’ Li-ProTM Lithium Selective Sorption (“Li-pro LSS”) technology. Under the license agreement, SWA Lithium, the jointly-owned U.S. subsidiary of Standard Lithium and Equinor, will utilize Li-pro LSS at the commercial processing facility for Phase 1 of the SWA project. The Agreement includes a first-of-its-kind performance guarantee from KTS for lithium recovery, contaminant rejection and water use. In addition, it allows for continued, exclusive joint development of the technology in the Smackover Formation.
  Commercial-scale DLE at the Demonstration Plant continues to exceed expectations. The Company installed a commercial-scale DLE column in late March 2024 and has been operating the column continuously. The column is a Li-pro LSS unit, supplied by KTS and identical to those currently being integrated into the front-end engineering and design (FEED) study for the SWA project. Key technical highlights of the commercial-scale DLE column include: lithium recovery efficiency of 95.4% and excellent contaminant rejection rates. Nearly 10,000 operational cycles have been completed by the Li-pro LSS technology to date.
  Strategic additions to board of directors and executive team strengthen leadership. David Park assumed the position of Chief Executive Officer (“CEO”) and Director of the Company on September 1, 2024, following the retirement of CEO, Director and founder Robert Mintak. Further, the Company announced on December 10, 2024 the appointment of Paul Collins as an independent member of its board of directors.
  Cash and working capital of $31.2 million and $27.5 million, respectively, as of December 31, 2024.
  The Company has no term or revolving debt obligations as of December 31, 2024.

Consolidated Financial Statements

This news release should be read in conjunction with the Company’s Consolidated Financial Statements and MD&A for the six month fiscal period ended December 31, 2024, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Six-Month Fiscal Period Ended December 31, 2024 Call and Webcast

The Company will hold a conference call and webcast to discuss its six-month fiscal period ended December 31, 2024 on Friday, March 28th at 3:30 p.m. ET. Access to the call is available via webcast or direct dial.

Conference Call and Webcast Details
Standard Lithium Six Month Fiscal Period Ended December 31, 2024 Results Call and Webcast March 28, 2025 3:30 p.m. Eastern Time (US and Canada)

Participant Information:
Conference ID: 6644028

USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toronto (647) 932-3411
Canada - Toll-Free (800) 715-9871

Attendee Webcast Link:
https://events.q4inc.com/attendee/457319305

Incentive Grant

The Company also announces that it will grant stock options (“Options”), restricted share units (“RSUs”), and deferred share units (“DSUs”) valued at $3,513,000 to management and directors under the Company's shareholder-approved incentive plans effective March 26, 2025. An additional 300,000 Options will be granted to Ms. Narwold effective March 26, 2025 in connection with her appointment to the board of directors. All Option entitlements will be calculated using the Black-Scholes method and will be exercisable for a period of sixty months at a price equivalent to the US dollar closing price on the NYSE American on March 26, 2025. A portion of the Options will vest in equal thirds over thirty-six months, with the balance vesting immediately. All RSU and DSU entitlements will be calculated using the US dollar closing price on the NYSE American on March 26, 2025. The RSUs will also vest in equal thirds over 36 months. DSUs will vest after 12 months and settle in common shares upon the holder’s departure from the Company or a change of control.

The grant of the incentive securities is intended to align compensation of directors and management with the interests of shareholders. For further information regarding the shareholder-approved incentive plans, readers are encouraged to review the management information circular prepared for the Company’s annual general meeting which includes summaries of the incentive plans and which is available under the Company’s profile on SEDAR+ (www.sedarplus.com) and by visiting the Company’s website (www.standardlithium.com).

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A project in partnership with LANXESS Corporation, a brownfield development project located in southern Arkansas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

Qualified Person

Steve Ross, P.Geo., a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

Investor and Media Inquiries

Chris Lang
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target,” “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.